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[First Avenue Networks Logo]                                        EXHIBIT 99.1
230 Court Square, Suite 202
Charlottesville, VA  22902



February, 2002

Dear First Avenue Networks, Inc. shareholder:

You are receiving this letter and the enclosed common stock certificate because you were either an unsecured creditor or preferred stockholder of Advanced Radio Telecom Corp. The purpose of this letter is to (i) provide you a brief summary of the Plan of Reorganization (the "Plan") and an understanding of First Avenue Networks, (ii) explain certain options for disposing of your shares and (iii) explain how you may obtain additional information.

Qualification of information in this letter
-------------------------------------------
The various filings pertaining to the bankruptcy of Advanced Radio Telecom, the effectiveness of the Plan and the corporate information of First Avenue Networks all qualify information contained in this letter. All of this information can be accessed at the Securities and Exchange Commission Internet site maintained at www.sec.gov.

Advanced Radio Telecom bankruptcy and share distribution
--------------------------------------------------------
On April 20, 2001, Advanced Radio Telecom filed for bankruptcy protection under Chapter 11. Over the next four months, operations of the company were curtailed and nearly all of the employees were terminated. On October 31, 2001 the bankruptcy court confirmed the Plan. On December 20, 2001 the Bankruptcy Plan was declared effective and, subsequently, Advanced Radio Telecom Corp. changed its name to First Avenue Networks, Inc. This name change was accomplished by an amendment to the Articles of Incorporation approved by written consent of those holding a majority of shares of the Company.

Generally, the Plan provided that unsecured creditors would receive on a pro rata basis 95% of the common stock of the reorganized company and preferred shareholders would receive on a pro rata basis 5% of the common stock of the reorganized company. Common shareholders and other equity interest holders received no distribution under the plan.

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To date, we have verified approximately 90% of the unsecured claim holders and
100% of the preferred stockholders. We estimate that the unsecured claim verification will be complete by June 30, 2002 and that another stock distribution to unsecured creditors may be made thereafter, but we cannot make any assurances. Preferred shareholders will receive no further distribution.

First Avenue Networks trading
-----------------------------
Unless you are an "affiliate" of First Avenue Networks under the Securities and Exchange Act of 1934, your shares are freely tradable. If we believe you are an "affiliate," we have arranged for a legend specifying applicable restrictions to be placed upon your share certificate.

We are seeking to encourage the development of an orderly trading market for First Avenue Networks shares. To that end, we have solicited interest from a number of stock brokers to become market makers in our stock and facilitate its listing on a recognized exchange. The first stockbroker to indicates its willingness to make a market is Ferris, Baker Watts, Inc. Information regarding establishing an account at this firm is included separately. Please note: You may make arrangements for trading with a stockbroker of your choice and we cannot guarantee that any market will develop. Our stock may be subject to substantial price fluctuations.

First Avenue Networks strategy
------------------------------
Our strategy will be to utilize the FCC licenses in a capital efficient manner and we will seek to serve large telecommunications carriers. We believe that providing OC-3 extensions for local exchange carriers, offering transport for cellular telephone traffic in metropolitan areas and developing redundant and diverse communications links offer the greatest opportunity for success. Please keep in mind that the telecom sector has seen tremendous highs and lows in the last two years and that the two most comparable companies to First Avenue Networks, Winstar and Teligent, both sought Chapter 11 bankruptcy protection in the second quarter of 2001. There is no assurance of our success.

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Further information
-------------------
Our filings made with the Securities and Exchange Commission qualify all of the information that we have provided you in this letter. Again, the best way to access these materials is through the SEC Internet site at www.sec.gov. Alternatively, we can provide our SEC filings or answer questions if you write, call, or e-mail us. Please contact us at the address below:

                                Sandra T. Watson
                             Chief Financial Officer
                              First Avenue Networks
                                230 Court Square
                                    Suite 202
                            Charlottesville, VA 22902
                                  434-220-4988
                             swatson@firstavenet.com


Sincerely yours,


/s/ Dean M. Johnson

Dean M. Johnson
President and CEO

The above information includes forward-looking statements regarding securities trading and provision of services. These statements are not guarantees of future performance. Known and unknown risks, uncertainties, and other factors, including without limitation, capital constraints, changes to the strategy and business plan, customer demand, technological risks, ability to manage growth, competition and government regulation may cause actual results to differ materially from the future results implied or expressed in the forward looking statements. The Company does not undertake to update or revise its forward-looking statements publicly even if experience or future changes make clear that any projected results expressed or implied herein will not be realized.